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pjha@sidley.com (312) 853-4161	FOUNDED 1866

May 22, 2007

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:     New M&I Corporation Registration Statement on Form 10

Ladies and Gentlemen:

On behalf of New M&I Corporation, a Wisconsin corporation (“New Marshall & Ilsley”), transmitted herewith through the Securities and Exchange Commission’s EDGAR filing system is New Marshall & Ilsley’s Registration Statement on Form 10 (the “New Marshall & Ilsley Registration Statement”). New Marshall & Ilsley is currently a wholly-owned subsidiary of Metavante Holding Company, a Wisconsin corporation (“New Metavante”) which is currently a wholly-owned subsidiary of Marshall & Ilsley Corporation (“Marshall & Ilsley”) (Commission File No. 1-15403).

The New Marshall & Ilsley Registration Statement contains a proxy statement/prospectus-information statement, which relates to the proposed separation of Marshall & Ilsley, into two separate, publicly-traded companies: New Marshall & Ilsley and New Metavante. New Metavante filed a Registration Statement on Form S-4 with the SEC on May 22, 2007 (the “New Metavante Registration Statement,” and together with the New Marshall & Ilsley Registration Statement, the “Registration Statements”), which contains the same proxy statement/prospectus-information statement included in the New Marshall & Ilsley Registration Statement. The separation will be accomplished through (i) a holding company merger whereby a subsidiary of New Metavante merges with and into Marshall & Ilsley and shares of Marshall & Ilsley common stock are converted into shares of New Metavante common stock (the “Holding Company Merger”) and (ii) the subsequent spin-off of New Marshall & Ilsley through the distribution by New Metavante to holders of its common stock of New Marshall & Ilsley common stock. As noted in the proxy statement/prospectus-information statement, there are a number of other transactions involved in the separation.

Upon the effectiveness of the Registration Statements, the proxy statement/prospectus-information statement included therein will constitute (i) a proxy statement of Marshall & Ilsley for its special meeting to approve the transactions relating to the separation, (ii) a prospectus of New Metavante relating to the issuance of its shares to current Marshall & Ilsley stockholders in connection with the Holding Company Merger and (iii) an information

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

May 22, 2007

statement of New Metavante relating to the distribution of shares of New Marshall & Ilsley common stock to holders of New Metavante common stock.

If you wish to discuss the New Marshall & Ilsley Registration Statement being submitted herewith, please feel free to contact the undersigned at (312) 853-4161 (Fax: (312) 853-7036) or Imad Qasim at (312) 853-7094.

Very truly yours,

/s/ Pran Jha

Pran Jha